

Sam Corcos · 2nd

Co-founder, CEO at Levels

New York, New York, United States · Contact info

500+ connections

Gelo Benavides is a mutual connection

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Levels

Y Combinator

Experience

Co-Founder, CEO
Levels
Jul 2019 - Present · 4 yrs 9 mos
Greater New York City Area

Levels is an a16z-backed health tech company, here to help you see how food affects your health. By leveraging biosensors like continuous glucose monitors (CGM), Levels provides real-time feedba ...see more





LEVELS


Founder, CTO (acquired Feb '20)
CarDash
Nov 2016 - Jul 2018 · 1 yr 9 mos
Menlo Park, CA

Y Combinator S17. CarDash is an automotive repair concierge service that makes car maintenance as painless as possible. I founded the company along with Yinon and Todd, built the original technol ...see more


CAR REPAIR DELIVERED


Founder, CTO
Sightline Maps
Jan 2015 - Feb 2017 · 2 yrs 2 mos
Orange County, California Area

At Sightline Maps, we built a system to 3D printing topographical maps primarily marketed to the US Military. We eventually expanded our functionality to include LiDAR data visualization and VR. ... ...see more


3D-Printed Maps
Helps Students
Learn Geography

Founder, Engineering Lead

California Estimates LLC

Dec 2013 - Jan 2015 · 1 yr 2 mos

Sacramento, California Area

Worked with a domain expert to built a better estimating software tool for the construction industry. The product focused on countertop fabricators to allow them to send more, accurate bids in a fractio ...see more

Researcher

UC Davis Medical Center

2005 - 2006 · 1 yr

Sacramento, California Area

Two-year summer internship in the oncology department under Dr. Paul Gumerlock and Dr. Phil Mack.
... ...see more

Education

Y Combinator

Claremont McKenna College

BA, Economics

Publications

Where to Hold React Component Data: state, store, static, and this

FreeCodeCamp · Aug 1, 2016

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With the advent of React and Redux, a common question has emerged:
... ...see more

Learn Phoenix

Self · Jun 1, 2016

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An intermediate-advanced tutorial site for learning how to build highly-scalable web apps with Phoenix, React, and React Native. Specifically, building an Intercom/Olark clone complete with admin panel and NPM compon ...see more